IMPERIAL METALS CORPORATION

July 21, 2003


03024778

via courier

US Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 – 5th Street NW
Washington, DC 20549

Dear Sirs:

Re: File No. 82-34714

For your information, we enclose a copy of the materials filed with the Toronto Stock Exchange and British Columbia Securities Commission regarding the Company's option to acquire the *Joss'alun Property*.

Contact the undersigned for additional information.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Direct 604.488.2657
in the absence of Rio Budhai
Assistant Corporate Secretary

Encl.

III file: #1008(a)

82-34714

IMPERIAL METALS CORPORATION

July 21, 2003

VIA COURIER

Ms. Julie Shin
Senior Advisory Counsel
Advisory Affairs
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

03 JUL 23 AM 7:21

Dear Ms. Shin,

<u>Re: Acquisition of Joss'alun Property</u>

Further to your letter dated July 11, 2003, we provide you with the following:

1. We confirm (i) the transaction closed on July 16, 2003; and (ii) up to a total of 200,000 common shares may be issued to Copper Ridge Explorations Inc. for acquisition of the property, as follows: 25,000 common shares on July 16, 2003; 25,000 common shares on January 9, 2004; 50,000 common shares on July 9, 2004; and a further 100,000 common shares after a total of $2,500,000 has been spent on the property;
2. an executed copy of the Letter of Agreement dated June 6, 2003 (the Agreement was executed on July 9, 2003);
3. opinion of counsel; and
4. our cheque for $3,210.00 to list an additional 200,000 common shares.

We trust you will find the enclosed to be in order, and we look forward to confirmation that the 200,000 common shares have been listed.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Direct 604.488.2657
in the absence of Rio Budhai
Assistant Corporate Secretary

Encl.

III: file: #104

IMPERIAL METALS CORPORATION

June 6, 2003

Gerald G. Carlson, President
Copper Ridge Explorations Inc.
Suite 800 - 625 Howe Street
Vancouver BC V6C 2T6

and to

Bruce McLeod, President
Tenajon Resources Corp.
Suite 860 - 625 Howe street
Vancouver BC V6C 2T6

Dear Sirs,

Re: Joss'alun Property, Atlin Mining Division

The purpose of this Letter of Agreement (" LOA") is to confirm the terms and conditions upon which Copper Ridge Explorations Inc. ("Copper Ridge") has agreed to grant to Imperial Metals Corporation ("Imperial") the sole and irrevocable right and option (the "Option") to earn a 100% undivided interest in the Joss'alun Property (the "Property"), more particularly described in Appendix "A" attached to this LOA, subject only to a 1% Net Smelter Return Royalty payable to Tenajon Resources Corp. on the D1 to D12 Claims, the Top #1 Claim, the VM1 to VM8 Claims and the HF#1 Claim, as more particularly described in Appendix "B" attached to this LOA, and a 2% Net Operating Profits Royalty payable to Copper Ridge on the Knack 1 and Knack 2 Claims and the Dark Claim, as more particularly described in Appendix "C" attached to this LOA.

It is intended that this LOA be replaced by a more definitive agreement between the parties but until so replaced, this LOA shall constitute a binding agreement between the parties.

1. OPTION

Copper Ridge hereby grants to Imperial the sole and exclusive right and option to acquire a 100% right, title and interest in the Property, on the following terms and conditions:

(a) Cash Payments and Issuances of Shares

Subject to paragraph 7 herein, the Option shall terminate if Imperial does not:

(i) pay $10,000 to Copper Ridge and issue 25,000 of its common shares to Copper Ridge upon execution of this LOA;

(ii) pay $1,500 to Tenajon on or before June 17, 2003;

(iii) issue a further 25,000 of its common shares to Copper Ridge within six months of execution of this LOA;

(iv) pay a further $2,500 to Tenajon on or before January 17, 2004;

(v) issue a further 50,000 of its common shares to Copper Ridge within one year after execution of this LOA;

(vi) pay a further $4,500 to Tenajon on or before January 17, 2005; and

(vii) issue a further 100,000 of its common shares to Copper Ridge on or before 60 days after a total of $2,500,000 has been spent on exploration on any one or more claims comprising the Property.

(b) Exercise of Option

Upon making the payments and issuing the common shares set forth in paragraph 1(a) herein, Imperial shall be deemed to have exercised the Option. The period of time during which the Option is in good standing to and including the date of exercise of the Option is hereinafter referred to as the "Option Period";

(c) Copper Ridge Royalty

Copper Ridge shall retain 2% Net Operating Profits Royalty on the Knack 1 and Knack 2 Claims and the Dark Claim (the "Copper Ridge Royalty"), as more particularly described in Appendix "C" attached to this LOA. Imperial shall retain the right and Option, exercisable at any time and from time to time up to one year after a production decision on the Knack 1 Claim, or the Knack 2 Claim or the Dark Claim, to purchase the Copper Ridge Royalty, in one or two tranches, for the purchase price of $1 million for the first 1% tranche, and $2 million for the second 1% tranche or $3 million for the entire 2% Copper Ridge Royalty.

(d) Tenajon Royalty

Imperial acknowledges that a 1% Net Smelter Return Royalty is payable to Tenajon Resources Corp. on the D1 to D12 Claims, the Top #1 Claim, the VM1 to VM8 Claims and the HF#1 Claim (the "Tenajon Royalty"), as more particularly described in Appendix "B" attached to this LOA. Tenajon acknowledges that Imperial shall have the right and Option, exercisable at any time to purchase one half of the Tenajon Royalty for the purchase price of $250,000.

2. REPRESENTATIONS AND WARRANTIES OF COPPER RIDGE

(a) Copper Ridge represents and warrants to Imperial that:

(i) it is not in default of any of the terms and provisions of the Property agreements by which it holds its interest in the Property;

(ii) the Property agreements are valid and in good standing;

(iii) the Property is free and clear of all liens and encumbrances except as set forth in Appendix "D" attached to this LOA;

(iv) it will not amend or alter the terms of the Property agreements during the Option Period without the prior written consent of Imperial;

(v) the Property is accurately described in Appendix "A" and shown in Appendix "F", attached to this LOA;

(vi) there are no outstanding agreements or options to acquire or purchase its interest in the Property or any portion thereof;

(vii) the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of any agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject;

(viii) no proceedings are pending for, and it is unaware of any basis for the institution of any proceedings in relation to the Property or against it leading to the placing of it in bankruptcy or subject to any other laws governing the affairs of insolvent persons; and

(ix) it has or will, within the time limited therefor and provided the Option remains in good standing, issue 100,000 Copper Ridge common shares and 100,000 Copper Ridge common share purchase warrants to Tenajon, as provided in the letter agreement dated January 17, 2003 between Copper Ridge and Tenajon (the "Copper Ridge -Tenajon Agreement") a copy of which is attached to this LOA as Schedule "E".

(b) The representations and warranties herein are provided for the exclusive benefit of Imperial, and a breach of any one or more thereof may be waived by Imperial in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty, and the representations and warranties contained in this paragraph shall survive the execution hereof.

3. REPRESENTATIONS AND WARRANTIES OF IMPERIAL

(a) Imperial represents and warrants to Copper Ridge that it has been duly incorporated and validly exists as a corporation in good standing under the laws of British Columbia and is lawfully authorized to hold property in British Columbia and to enter into this LOA.

(b) The representations and warranties contained in this section are provided for the exclusive benefit of Copper Ridge and a breach of any one or more thereof may be waived by Copper Ridge in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty, and that the representations and warranties contained in this paragraph shall survive the execution hereof.

4. THE RIGHT TO CURE TITLE DEFECTS

(a) In the event that during the term of this LOA Imperial shall discover title defects, Imperial may elect to cure or remove all such title defects.

(b) Should Imperial elect to cure or remove a title defect pursuant to paragraph 4(a) herein, Copper Ridge shall provide all assistance to Imperial which may be reasonably requested by Imperial in curing such title defects.

(c) In the event that exploration or development activities on all or a portion of the Property shall be suspended or delayed as a result of a title defect, the payment and expenditure dates under paragraph 1 herein for expenditures not yet made shall be extended by a time which is equal to the curative time commencing from the receipt by Copper Ridge of a notice of title defect pursuant to paragraph 4(a) herein, to the earlier of the time when the title defect in respect of which the notice has been given has been cured or removed and the time when the exploration or development activities on the Property are continued.

5. RIGHTS OF IMPERIAL DURING THE OPTION PERIOD

Throughout the Option Period the directors and officers of Imperial and its servants, agents and independent contractors shall have the sole and exclusive right in respect of the property to:

(a) enter thereon;

(b) have exclusive and quiet possession thereof;

(c) do such prospecting, exploration, development and/or other mining work thereon and thereunder as Imperial in its sole discretion may determine advisable;

(d) bring upon and erect upon the Property buildings, plant, machinery and equipment as Imperial may deem advisable; and

(e) remove therefrom and dispose of reasonable quantities of ores, minerals and metals for the purposes of obtaining assays or making other tests.

6. OBLIGATIONS OF IMPERIAL DURING THE OPTION PERIOD

During the Option Period Imperial shall:

(a) maintain the Property in good standing by doing and filing any assessment work or making any payments in lieu thereof, by the payment of taxes, rentals and any other payments and the performance of all other actions which may be necessary in that regard and in order to keep the Property free and clear of all liens and other charges arising from Imperial's activities thereon except those at the time contested in good faith by Imperial;

(b) permit Copper Ridge, at its own risk, access to the Property at all reasonable times provided that Copper Ridge agrees to indemnify Imperial against and to save it harmless from all costs, claims, liabilities and expenses that Imperial may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee, contractor, agent or consultant of Copper Ridge while on the Property;

(c) deliver to Copper Ridge on or before March 1st of each year a report describing the results of work done in the previous calendar year, provided that during periods of field activity on the Property Imperial shall deliver reports to Copper Ridge on a monthly basis;

(d) do all work on the Property in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority and obtain all necessary permits prior to commencing operations requiring permits;

(e) indemnify and save Copper Ridge harmless in respect of any and all costs, claims, liabilities and expenses arising out of Imperial's activities on the Property; provided that Imperial shall incur no obligation hereunder in respect of claims arising or damages suffered after termination of the Option if upon termination of the Option any workings on or improvements to the Property made by Imperial are left in a safe condition.

7. DEFAULT AND TERMINATION

If at any time prior to the exercise of the Option, Imperial fails to perform any obligation required to be performed hereunder, Copper Ridge may terminate this LOA but only if:

(a) it shall first have given Imperial a notice of default containing the particulars of the obligation which Imperial has not performed; and

(b) Imperial shall not, within 60 days following receipt of such notice of default, either:

(i) cured such default; or

(ii) commenced proceedings to cure such default by appropriate performance; or

(iii) given a notice to Copper Ridge contesting the notice of default and giving particulars as to the satisfaction by Imperial of the obligation in dispute.

9. TERMINATION OF OPTION AND ABANDONMENT OF CLAIMS

Nothing herein contained, nor any payment or expenditure by Imperial on or in connection with the Property or any part thereof, nor the doing of any act or thing by Imperial under the terms of this LOA, shall obligate Imperial to do anything else hereunder other than and to the extent that it may have expressly undertaken to do pursuant to the terms of this LOA. Imperial shall not be under any obligation to bring the Property into production, to maintain such production or to sell or cause to be sold any material mined or produced therefrom. Imperial may at any time terminate this LOA or abandon all or any of the rights and options hereby granted to it and may abandon all or part of the Property by giving Copper Ridge written notice of its intention to do so. If this LOA is terminated in accordance herewith, Imperial shall:

(a) deliver at no cost to Copper Ridge within ninety (90) days of such termination copies of all raw data compiled by or in the possession of Imperial with respect to the Property; and

(b) satisfy any of its obligations or liabilities accrued under this LOA as of the date of termination.

Notwithstanding termination of the Option or abandonment of the Property, Imperial shall have the right, within a period of 180 days following the end of the Option Period, to remove from the Property all buildings, plant, equipment, machinery, tools, appliances and supplies which have been brought upon the Property by or on behalf of Imperial, and any such property not removed within such 180 day period shall thereafter become the property of Copper Ridge.

10. ASSIGNMENT

Imperial shall have the right to sell, transfer, or otherwise dispose of all or any portion of its interest in and to this LOA without the consent written or otherwise of Copper Ridge or Tenajon, provided that the assignee shall be bound by the terms of this LOA.

11. COPPER RIDGE SHARES ISSUABLE TO TENAJON

Tenajon acknowledges that the Copper Ridge common shares issuable to Tenajon pursuant to the Copper Ridge -Tenajon Agreement shall be the sole responsibility of Copper Ridge. However, if Copper Ridge fails to issue shares to Tenajon as required by the Copper Ridge-Tenajon Agreement, Tenajon will so notify Imperial Metals and Imperial Metals will have the right, within 30 days, to cure the defect either with a cash payment or with shares, at the election of Imperial Metals, the value of such cash payment or shares to be based on the average closing price of Copper Ridge and Imperial Metals over the previous five business days. If Copper Ridge shares are no longer publicly traded, for whatever reason, the value will be calculated on the basis of the share prices of Copper Ridge and Imperial Metals on the date of execution of this agreement. In either case, if Copper Ridge defaults on a share issuance and Imperial Metals satisfies the obligation, as contemplated above, Copper Ridge will then have no further right to any interest in the Tenajon Property as defined in the Copper Ridge-Tenajon Agreement (Namely, the D1 to D12 Claims, the Top #1 Claim, the VM1 to VM8 Claims and the HF#1 Claim). If Imperial Metals fails to cure the default within 30 days of notification, the Tenajon Property will be returned to Tenajon.

12. FORCE MAJEURE

(a) Notwithstanding anything herein contained to the contrary, if any party hereto is prevented from or delayed in performing any obligation under this LOA and such failure is occasioned by any cause beyond its reasonable control, including, without limitation, the operation of law, regulation or order of government or other constituted authority, inability to secure any necessary permit, license, concession or other authorization from the government or other constituted authority, labour disturbance or dispute, strike, lockout, riot, explosion, war, invasion, inability to obtain material, supplies, power, fuel or labour, interference by civil or military authority, protest groups or activists or acts of God but excluding only lack of finances, then subject to paragraph 13(b) herein, the time for observance of the condition or performance of the obligation in question shall be extended for a period equivalent to the total period during which the cause of the prevention or delay persists or remains in effect regardless of the length of such total period.

(b) Any party hereto claiming suspension of its obligations as aforesaid shall promptly notify the other party and shall take all reasonable steps to remove or remedy the cause and effect of the force majeure described in the said notice insofar as it is reasonably able to do so and as soon as possible provided that the terms of settlement of any labour disturbance or dispute, strike or lockout shall be wholly in the discretion of the party claiming suspension of this obligation by reason thereof; and that party shall not be required to exceed to the demand of its opponents in any such labour disturbance or dispute, strike or lockout solely to remedy or remove the force majeure thereby constituted.

13. CONFIDENTIAL INFORMATION

(a) The parties shall consider as confidential and shall not communicate to others and shall use their best efforts to prevent those within their employ and control from communicating to others, any information whatsoever relative to the Property other than such information which is in the public

domain or becomes part of the public domain through no act or omission on the part of a party bound by this confidentiality provision.

(b) Subparagraph 14(a) shall not apply to mandatory disclosures, including press releases, required by regulatory authorities including duly organized stock exchanges having jurisdiction over a party hereto.

(c) Imperial may disclose information pertaining to the Property during the Option Period if the purpose of such disclosure, in whole or in part, is to raise the money required to exercise the Option provided that:

(i) Imperial shall have first advised Copper Ridge of the nature and extent of such disclosure; and

(ii) where possible, Imperial shall require that the party receiving the information treat it as proprietary and confidential.

14. ARBITRATION

In the event of any dispute, difference or question arising between the parties in connection with this LOA, then the matter shall be decided by arbitration and unless the parties concur in the appointment of a single arbitrator, the matter shall be referred to two arbitrators, one to be appointed by each party to the dispute, which arbitrators will appoint an umpire to be mutually agreed between them. The arbitration shall be conducted pursuant to the rules of the Arbitration Act of British Columbia.

15. NOTICE

Any notice, demand or communication required or permitted to be made under this LOA shall be given by person, by facsimile or by mail and shall be deemed to have been received 24 hours after the date of actual receipt provided that a notice given on a Friday, Saturday, Sunday or statutory holiday shall be deemed to have been received on the second business day following the date of actual receipt of such notice. Each party's proper address shall be as follows until notice of change of address is given to the other party:

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6
Attn: Brian Kynoch, President

Tel: 604.669.8959
Fax: 604.687.4030
Email: briankynoch@imperialmetals.com

and to:

Copper Ridge Explorations Inc.
Suite 800 - 625 Howe Street
Vancouver BC V6C 2T6
Attn: Gerald G. Carlson, President

Tel: 604.688.0833
Fax: 604.688.0835
Email: gcarlson@copper-ridge.com

and to:

Tenajon Resources Corp.
Suite 860 – 625 Howe Street
Vancouver, BC V6C 2T6
Attn: Bruce McLeod, President

Tel: 604.687.7545
Fax: 604.689.5041
Email: brucem@northair.com

16. OTHER BUSINESS OPPORTUNITIES

Except as expressly provided in this LOA, each party shall have the right to engage in and receive full benefits from business activities, whether or not competitive with their activities in connection with the Property, without consulting the other. The doctrines of "corporate opportunity" or "business opportunity" shall not apply to any other activity, venture or any operation of any party. There shall be no area of influence or area of mutual interest surrounding the Property and no party shall have any obligation to the others with respect to any opportunity to acquire or acquisition of any property outside the boundaries of the Property, at any time. Unless otherwise agreed in writing, no party shall have any obligation to mill, beneficiate or otherwise select any mineral products or the other party's share or such mineral products in any facility owned or controlled by such party.

17. GENERAL

(a) This LOA states the entire agreement among all of the parties relative to the Property and supersedes and replaces all other agreements or arrangements, whether oral or written heretofore existing among all of the parties in respect of the Property.

(b) Consent or waiver expressed or implied by one party to this LOA in respect of any breach or default by any other party in the performance by such other party of its obligations hereunder shall not be deemed or construed to be a consent to or a waiver of any other breach or default.

(c) In this LOA unless there is something in the subject matter or context inconsistent therewith:

(i) the singular shall include the plural and the plural shall include the singular; and
(ii) a reference to any statute shall be deemed to extend to and include any amendment or re-enactment of such statute and any regulation that may be created thereunder.

(d) This LOA shall be governed and interpreted in accordance with the laws of British Columbia.

(e) Time is declared to be strictly of the essence of this LOA.

(f) The parties shall promptly and without further consideration execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this LOA or record wherever appropriate the respective interests from time to time of the parties in the Property.

(g) This LOA shall inure to the benefit of and be binding upon the parties and their respective successors and assigns.

(h) The use of headings in this LOA is intended for convenience of reference and shall not affect the construction, meaning or interpretation thereof.

(i) This LOA may be executed in one or more counterparts, each of which when so executed shall constitute an original and all of which together constitute one and the same LOA.

(j) All references to currency in this LOA are to currency of Canada.

If you are in agreement with the foregoing, kindly sign a copy of this LOA in the space provided below and return it to us at the letterhead address no later than 30 June 2003. If signed by Copper Ridge and Tenajon, this agreement will then be effective upon Imperial Board approval and upon completion by Imperial of title and Property agreement due diligence. If Imperial fails to obtain Board approval or complete Property title due diligence on or before 15 July 2003, this LOA shall be terminated and the parties shall have no further rights or obligations to each other in connection with the Property.

Yours truly,

IMPERIAL METALS CORPORATION

Brian Kynoch
President

Acknowledged and agreed to this 16th day of May 2003

COPPER RIDGE EXPLORATIONS INC.

Gerald G. Carlson
President

Acknowledged and agreed to this 16th day of May 2003

TENAJON RESOURCES CORP.

Bruce McLeod
President

APPENDIX "A"

Attached to and made part of this Letter of Agreement dated June 6, 2003 between Imperial Metals Corporation and Copper Ridge Explorations Inc. and Tenajon Resources Corp.

PROPERTY

Description/Location

Claim Name	*Record Number*	*No. of Units*	*Record Date*	*Expiry Date*
HF #1	396339	20	13-Sept-02	13-Sept-03
Top #1	396338	2	13-Sept-02	13-Sept-03
D1	396348	1	13-Sept-02	13-Sept-03
D2	396349	1	13-Sept-02	13-Sept-03
D3	396350	1	13-Sept-02	13-Sept-03
D4	396351	1	13-Sept-02	13-Sept-03
D5	396352	1	13-Sept-02	13-Sept-03
D6	396353	1	13-Sept-02	13-Sept-03
D7	396354	1	13-Sept-02	13-Sept-03
D8	396355	1	13-Sept-02	13-Sept-03
D9	396356	1	13-Sept-02	13-Sept-03
D10	396357	1	13-Sept-02	13-Sept-03
D11	396360	1	13-Sept-02	13-Sept-03
D12	396361	1	13-Sept-02	13-Sept-03
VM1	396340	1	13-Sept-02	13-Sept-03
VM2	396341	1	13-Sept-02	13-Sept-03
VM3	396342	1	13-Sept-02	13-Sept-03
VM4	396343	1	13-Sept-02	13-Sept-03
VM5	396344	1	13-Sept-02	13-Sept-03
VM6	396345	1	13-Sept-02	13-Sept-03
VM7	396346	1	13-Sept-02	13-Sept-03
VM8	396347	1	13-Sept-02	13-Sept-03
Dark	396516	16	14-Sept-02	14-Sept-03
Knack 1	396517	1	13-Sept-02	13-Sept-03
Knack 2	396518	1	13-Sept-02	13-Sept-03

APPENDIX "B"

Attached to and made part of this Letter of Agreement dated June 6, 2003 between Imperial Metals Corporation and Copper Ridge Explorations Inc. and Tenajon Resources Corp.

TENAJON ROYALTY

"Net Smelter Royalty" means the actual proceeds received from any mint, smelter, refinery or other purchaser for the sale of ores, metals (metals shall include bullion) or concentrates produced from the Property and sold, after deducting from such proceeds the following charges levied by third parties to the extent that they were not deducted by the purchaser in computing payment: smelting and refining charges; penalties; assay costs and umpire assay costs; cost of freight, insurance and handling of ores, metals or concentrates from the Property to the point of sale, ad valorem and severance taxes and taxes based upon production, but not income taxes.

APPENDIX "C"

Attached to and made part of this Letter of Agreement dated June 6, 2003 between Imperial Metals Corporation and Copper Ridge Explorations Inc. and Tenajon Resources Corp.

COPPER RIDGE ROYALTY

(a) "Net Operating Profits" means for any period commencing after commencement of commercial production, the excess, if any, of the revenues received from or in connection with mining operations on the Property during such period (including revenues from the sale of assets used in connection with the Property that were purchased after commencement of commercial production) over the total of all direct and indirect costs whatsoever incurred in connection with the Property during such period and during prior periods commencing after commencement of commercial production (to the extent that such costs have not been deducted in prior calculations of Net Operating Profits) as would be deductible under generally accepted accounting principles and practices in British Columbia, consistently applied. Net Operating Profits shall be calculated (and paid if owed) at the end of each calendar quarter. A party entitled to receive Net Operating Profits shall have the right at any time upon reasonable notice to have an independent firm of chartered accountants audit the relevant records of a party obliged to pay Net Operating Profits. A party obliged to pay Net Operating Profits shall, within 30 days following the end of each calendar quarter, provide a party entitled to receive Net Operating Profits with a statement, in reasonable detail, setting forth the calculation of Net Operating Profits for the quarter.

(b) "Commencement of commercial production" means the first day of the month following the first three consecutive months of the production during which the processing plant first produces 60% of one quarter of its yearly design rated capacity.

APPENDIX "D"

Attached to and made part of this Letter of Agreement dated June 6, 2003 between Imperial Metals Corporation and Copper Ridge Explorations Inc. and Tenajon Resources Corp.

LIENS

1. 1% Net Smelter Return Royalty payable to Tenajon Resources Corp. on the D1 to D12 Claims, the Top #1 Claim, the VM1 to VM8 Claims and the HF#1 Claim.
2. 2% Net Operating Profits Royalty payable to Copper Ridge Explorations Inc on the Knack 1 and Knack 2 Claims and the Dark Claim.

APPENDIX "E"

Attached to and made part of this Letter of Agreement dated June 6, 2003 between Imperial Metals Corporation and Copper Ridge Explorations Inc. and Tenajon Resources Corp.

COPPER RIDGE - TENAJON AGREEMENT

Agreement date January 17, 2003 from Copper Ridge Explorations Inc. to Tenajon Resources Corp.

Jan. 17. 2003 3:09PM No. 2145 P. 1



COPPER RIDGE
EXPLORATIONS INC.

Suite 800 - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6

phone: (604) 688-0833
facsimile: (604) 688-0835
email: info@copperridge.com
www.copper-ridge.com
toll free: 1-888-378-3266

January 17, 2003

By Fax: 604-689-5041

Mr. Bruce McLeod
Tenajon Resources Corp.
Suite 860 - 625 Howe Street
Vancouver, B.C. V6C 1G8

Dear Bruce:

Re: Offer to Purchase - Joss'alun area claims

Further to our earlier conversation, I would like to propose that Copper Ridge purchase from Tenajon a 100% interest in the Joss'alun area claims in the HF, Top, D and VM claim groups (the "Property", listed below) for $10,000 cash, 100,000 Copper Ridge shares and 100,000 Copper Ridge share purchase warrants. The cash and shares would be payable according to the following schedule:

Date	Payment	Shares
Signing	$1,500	25,000
6 month anniversary	$1,500	25,000
12 month anniversary	$2,500	25,000
24 month anniversary	$4,500	25,000

The warrants would have a two year term and an exercise price of $0.15. Tenajon would retain a 1% NSR on the Property, half of which can be purchased by Copper Ridge for $250,000. The above proposal and the issuance of any shares would be subject to regulatory approval.

If you agree to the above terms, please indicate by signing a copy of this letter and faxing it back to me at 604-688-0835.

Sincerely,
Copper Ridge Explorations Inc.

Gerald G. Carlson
President & CEO

Agreed to 1/17/03
Bruce
Bruce McLeod

Appendix "E" continued
Page 13 A

Agreed to this 17 day of January, 2003.

Tenajon Resources Corp.

The Property

The Property consits of the following claims located in the Atlin Mining Division, B.C.

Property	Claim	Tag No.	Tenure No.	Units	Ha.	Record Date	Expiry Date	District	Sheet
HF	HF #1	240002	396339	20	500	13-Sep-02	13-Sep-03	Atlin	104N07
Top	Top #1	240001	396338	2	50	13-Sep-02	13-Sep-03	Atlin	104N07
D	D1	709645	396348	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D2	709644	396349	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D3	709692	396350	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D4	709693	396351	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D5	709694	396352	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D6	709695	396353	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D7	709696	396354	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D8	709697	396355	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D9	654046	396356	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D10	709646	396357	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D11	654074	396360	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
	D12	654075	396361	1	25	13-Sep-02	13-Sep-03	Atlin	104N06
VM	VM1	709659	396340	1	25	13-Sep-02	13-Sep-03	Atlin	104N07
	VM2	709660	396341	1	25	13-Sep-02	13-Sep-03	Atlin	104N07
	VM3	709661	396342	1	25	13-Sep-02	13-Sep-03	Atlin	104N07
	VM4	709662	396343	1	25	13-Sep-02	13-Sep-03	Atlin	104N07
	VM5	709663	396344	1	25	13-Sep-02	13-Sep-03	Atlin	104N07
	VM6	709664	396345	1	25	13-Sep-02	13-Sep-03	Atlin	104N07
	VM7	709665	396346	1	25	13-Sep-02	13-Sep-03	Atlin	104N07
	VM8	709666	396347	1	25	13-Sep-02	13-Sep-03	Atlin	104N07
			Totals	42	1550				

Appendix 'E' Continued
Page 13 B

APPENDIX "F"

Attached to and made part of this Letter of Agreement dated June 6, 2003 between Imperial Metals Corporation and Copper Ridge Explorations Inc. and Tenajon Resources Corp.

PROPERTY CLAIM MAP



Imperial Metals
Copper Ridge
Northair
104N.006
104N.007
Top #1
VM1
VM2
VM3
VM4
VM5
VM6
VM7
VM8
D1
D2
D3
D4
D5
D6
D7
D8
D9
D10
D11
D12
HF #1
DARK
Nak Property
Near Atlin BC


CATALYST
Corporate Finance Lawyers

July 18, 2003

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Julie Shin

Imperial Metals Corporation - Issuance of Common Shares

We have been asked to provide our opinion in connection with the application of Imperial Metals Corporation (the "Company") for the listing of up to 200,000 common shares (the "Shares") in the capital of the Company to be issued pursuant to the letter of agreement (the "Agreement") dated June 6, 2003 among the Company, Copper Ridge Explorations Inc. and Tenajon Resources Corp. in respect of the Joss'alun property in the Atlin Mining Division of British Columbia.

We have made or caused to be made such investigations and examined originals or copies certified or otherwise identified to our satisfaction, of such records and corporate proceedings, certificates and other documents that we have considered relevant to this opinion. We have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified or confirmed copies or facsimiles.

The opinions expressed herein are limited to the application of the laws of British Columbia and the laws of Canada applicable therein in effect on the date hereof.

This opinion is given to you as of the date hereof and we disclaim any obligation to advise you of any change after the date hereof in any matter set forth herein, and we express no opinion as to the effect of any subsequent course of dealing or conduct between the parties referred to herein.

Based on and subject to the foregoing, we are of the opinion that, upon their issuance from the treasury of the Company in accordance with the terms of the Agreement, the Shares will be issued as fully paid and non-assessable common shares of the Company.

This opinion is provided solely for the use of the addressee and is not to be provided to, or relied upon by, any other person without the prior written consent of our firm.

Yours very truly,

Catalyst.

IMP300\Joss'alun\5941

1400-1055 West Hastings Street, Vancouver, BC V6E 2E9 Canada
Telephone 604.688.6900 · Facsimile 604.443.7000 · Website www.catalyst-law.com
A Partnership of Law Corporations

82-34714

IMPERIAL METALS CORPORATION

July 21, 2003

03 JUL 23 AM 7:21

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street, 5th Floor
Vancouver, BC V7Y 1L2

Attn: Statutory Filings Department – "I"

Dear Sirs,

Re: Form 45-103F4

We enclose the following:

1. executed original Form 45-103F4 with respect to the Company's issuance of 25,000 common shares on July 16, 2003;

2. the Company's cheque in the amount of $100 in payment of applicable filing fees; and

3. BC Form 11-901F Fee Checklist.

We trust the enclosed is satisfactory. Contact the undersigned for additional information.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Direct 604.488.2657
in the absence of Rio Budhai
Assistant Corporate Secretary

Encl.

III file: #104(a)
III file: #1003(a)

Suite 200 – 580 Hornby Street, Vancouver, BC V6C 3B6
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Imperial Metals Corporation
200 – 580 Hornby Street, Vancouver, BC V6C 3B6
Tel: 604.669.8959 Fax: 604.687.4030

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

This Issuer is a reporting issuer in the jurisdictions of British Columbia, Ontario, Saskatchewan and Quebec.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 16, 2003

4. For each security distributed:
(a) describe the type of security, and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

25,000 common shares

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.455 (deemed)	$11,375 (deemed)
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.455 (deemed)	$11,375 (deemed)

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

not applicable

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)

Certificate

On behalf of the issuer ~~(or vendor)~~, I certify that the statements made in this report and in each schedule to this report are true.

Date: July 21, 2003

Imperial Metals Corporation

Name of issuer or vendor (please print)

Andre Deepwell, Chief Financial Officer

Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Copper Ridge Explorations Inc. 500 – 625 Howe Street Vancouver, BC V6C 2T6	25,000 common shares	$0.455 (deemed)	74(2)18

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instructions:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.



British Columbia Securities Commission

BC FORM 11-901F
Securities Regulation Fee Checklist

FOR COMMISSION USE ONLY

File Number

INSTRUCTIONS

1. This form **must** accompany all fee payments.
2. Cheques **must** be in Canadian funds made payable to the British Columbia Securities Commission.
3. NSF cheques will result in a $20.00 charge and all subsequent fee payments will require a certified cheque or money order.
4. The number to the left of the text below is the respective ITEM number from section 22(1) of the Securities Regulation; R.B.C. Reg. 196/97 (the "Regulation"). Reference should be made to the Regulation for the specific wording of each of the following items. All references to the "Act" are to the *Securities Act*, R.S.B.C. 1996, c. 418.
5. The fees set out in this fee checklist are effective January 7, 2003.

INSTRUCTION: FOR EACH FEE PAYMENT, ENTER MULTIPLYING FACTOR(S) AND AMOUNT(S).

Item	Fee		Factor		Amount	COMMISSION USE ONLY
1. For filing an application for registration or renewal of registration as a dealer, regardless of the number of categories to which the application relates, for a period of one year						
(a) for the dealer's principal place of business in British Columbia	$2500	x		=		R1SD2
(b) for each branch office of the dealer in British Columbia if more than 3 registered individuals carry on business on behalf of the dealer	$50	x		=		R1SDB2
2. For filing an application for registration or renewal of registration as a salesperson, partner, director or officer of a dealer in British Columbia, for a period of one year	$250	x		=		R1SD
3. Subject to item 4, for filing an application for registration or renewal of registration as an underwriter, for a period of one year	$2500	x		=		R1SU2
4. For filing an application for registration or renewal of registration as an underwriter, for a period of one year, if registered as a dealer under item 1	$500	x		=		R1SU
5. For filing an application for registration or renewal of registration as an adviser, regardless of the number of categories to which the application relates, for a period of one year						
(a) for the adviser's principal place of business in British Columbia	$1500	x		=		R1SA2
(b) for each branch office of the adviser in British Columbia if more than 3 registered individuals carry on business on behalf of the adviser	$50	x		=		R1SA2B
6. For filing an application for registration or renewal of registration as an advising employee, partner, director or officer of an adviser in British Columbia, for a period of one year	$250	x		=		R1SA
7. For filing an application for reinstatement of the registration of a salesperson, partner, director or officer from one dealer to another dealer	$100	x		=		R2SD/TR
8. For filing an application for reinstatement of the registration of an advising employee, partner, director or officer from one adviser to another adviser	$100	x		=		R2SA/TR

INSTRUCTION: FOR EACH FEE PAYMENT, ENTER MULTIPLYING FACTOR(S) AND AMOUNT(S).

Item	Fee		Factor		Amount	COMMISSION USE ONLY
9. For notification of change under section 42 (1), (2) or (3) of the Act, except for sections 42 (1) (c), 42 (2) (b) and, if referring to a branch office with fewer than 4 registered individuals, sections 42 (1) (d) (ii) and 42 (2) (c) (ii)	$100	x		=		S28/1/2
10. For issuance of a replacement certificate of registration, including replacement if the name of the registrant has changed or the certificate has been lost or destroyed	$100	x		=		RCERT
11. For each day that the financial statements of a registered dealer, underwriter or adviser have not been filed as required under the *Securities Rules,* unless the commission or executive director has exempted in writing the registered dealer, underwriter or adviser from the requirement to file financial statements	$100	x		=		RFSLATE
12. (a) Subject to paragraphs (b) and (c), for filing a preliminary prospectus, a preliminary base shelf prospectus under NI 44-102, a preliminary base PREP prospectus under NI 44-103 or a pro forma prospectus	$2500	x		=		SPROS/1
(b) For filing a preliminary or pro forma prospectus for a mutual fund	$1500	x		=		SMFP
(c) For filing a preliminary exchange offering prospectus	$1500	x		=		SEOP
13. For filing a prospectus, the amount, if any, by which						
(a) 0.02%, or	0.02%	x		=		SPROS+
(b) in the case of a money market mutual fund, as defined in NI 81-102, 0.01%	0.01%	x		=		SPROS+M
of the proceeds realized by the issuer or security holder from the distribution under the prospectus to purchasers in British Columbia exceeds the aggregate of the fees paid under item 12, which amount must be paid in accordance with subsections (5) and (6)						
14. For filing an annual information form by an issuer other than a mutual fund	$1000	x		=		SAIF
15. For filing an amendment to a preliminary prospectus, prospectus or annual information form	$250	x		=		SAMEND
16. For filing a technical or engineering report with						
(a) a preliminary prospectus, pro forma prospectus, prospectus, annual information form, amendment to a preliminary prospectus or prospectus	$500	x		=		STECH
(b) an application under section 171 of the Act for revocation or variation of a decision in respect of the reactivation of a dormant issuer	$500	x		=		STECHDD
17. For filing a notice by an issuer of its intention to offer securities under section 74 (2) (7) of the Act, if the notice includes a rights offering memorandum or circular	$500	x		=		S55/2/7
18. For filing an application to the commission or the executive director for a decision under the Act, this regulation, the Rules, another enactment or a policy statement, if no other fee for that filing is prescribed	$750	x		=		SORDER

INSTRUCTION: FOR EACH FEE PAYMENT, ENTER MULTIPLYING FACTOR(S) AND AMOUNT(S).

Item	Fee	x	Factor	=	Amount	COMMISSION USE ONLY
19. For filing a report						
(a) under section 139 of the Rules, other than for a distribution under section 74 (2) (8) or (11) (i) of the Act, or pursuant to the terms of an order made under section 76 of the Act, the greater of						
(i) $100, or	$100	x	1	=	100	SDIST.03
(ii) 0.03% or, in the case of a money market mutual fund, 0.01%, of the proceeds realized by the issuer from the distribution of the securities described in the report to purchasers in British Columbia	0.03%	x		=		SDIST.03
(b) under section 139 of the Rules, for a distribution under section 74 (2) (8) or (11) (i) of the Act	$100	x		=		SDIST
20. For filing an annual financial statement by a reporting issuer, as required under section 145 of the Rules, if the statement is filed						
(a) within the prescribed time period	$600	x		=		SFIN
(b) outside the prescribed time period	$800	x		=		SFINLAT
(c) outside the prescribed time period and the commission or the executive director has ordered, in respect of the failure to file, that trading in the securities of the issuer cease	$1100	x		=		SFINLCT
21. For filing an interim financial statement by a reporting issuer, as required under section 144 of the Rules, if the statement is filed						
(a) within the prescribed time period	NIL	x		=		
(b) outside the prescribed time period	$200	x		=		SFINILAT
(c) outside the prescribed time period and the commission or the executive director has ordered, in respect of the failure to file, that trading in the securities of the issuer cease	$500	x		=		SFINILCT
22. For filing a report required under section 87 of the Act, if the report is filed						
(a) within the prescribed time period	NIL	x		=		
(b) outside the prescribed time period	$50	x		=		SINSLATE
23. For filing a take over bid circular or issuer bid circular	$750	x		=		SBID
24. For filing an application under section 171 of the Act for revocation or variation of a decision in respect of the reactivation of a dormant issuer	$2500	x		=		S3/35
25. For an on-site search of a paper file	$6	x		=		SSEARCH
26. For a copy of a record in the public file of the commission, for each page	$0.50	x		=		SCOPY
27. For the certification of a record						
(a) for the number of pages, up to and including 10, included in the record	$10	x		=		SCERT
(b) for each additional page over 10 included in the record	$1	x		=		SCERT
28. The fees and charges for an examination or investigation by a person appointed under sections 13 or 153 of the Act are an amount equal to the amount paid by the commission for the examination or investigation, not exceeding fees of $2000 for each day of the examination or investigation plus disbursements properly incurred for the examination or investigation		x		=		SEXAM

INSTRUCTION: FOR EACH FEE PAYMENT, ENTER MULTIPLYING FACTOR(S) AND AMOUNT(S).

	Factor		Multiplier		Amount	COMMISSION USE ONLY
29. The fees and charges for the costs of or related to a compliance review under section 29 or 39 of the Act are (a) $100 per hour for each person involved in the compliance review (b) disbursements properly incurred by the commission or the executive director or the staff of either of them		x		=		SAUDIT
30. The fees and charges for an investigation by a person appointed under section 142 or 147 of the Act are an amount equal to the amount paid by the commission or the minister for the investigation, not exceeding fees of $2000 for each day of the investigation plus disbursements properly incurred for the investigation		x		=		SINVEST
31. The fees and charges for the costs of or related to a hearing are (a) *$2000 for each day or partial day of hearing* (b) $100 per hour for each person employed by the commission (c) disbursements properly incurred by the commission or the executive director or the staff of either of them (d) fees paid to an expert or witness, to a maximum of $600 per hour for each person involved (e) disbursements properly incurred by an expert retained by the commission (f) fees paid for legal services, to a maximum of $400 per hour for each person involved (g) disbursements properly incurred in connection with the provision of legal services to the commission		x		=		SHEAR
32. For filing an application for a certificate confirming that a reporting issuer is not in default of (a) filing financial statements required by the Act or the regulations (b) paying prescribed fees and charges	$100	x		=		SCERTDEF
33. For filing an application for an approval of a waiver of the appointment of an auditor under section 179 (3) (b) of the *Company Act*	$100	x		=		SWAUD
34. For filing an application for a consent to the restoration of a company or extraprovincial company to the register under section 262 (4) (c) of the *Company Act*	$100	x		=		SCRES
35. For filing an application for a waiver under Part XII of National Policy No. 41 *Shareholder Communication*	$100	x		=		SWNP41
For NSF charges	$20	x		=		SNSF

82-34714

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation* and
National Policy No. 40 **(QUEBEC)**

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, B.C.
V6C 3B6

2. Date of Material Change

July 9, 2003

3. Press Release

July 9, 2003 - Vancouver, British Columbia.

A news release was issued through Canadian Corporate News on July 9, 2003 and was electronically filed through SEDAR.

4. Summary of Material Change

Imperial Metals Corporation announced it has optioned claims covering the Joss'alun high grade copper showing from Copper Ridge Explorations Inc., together with other claims in the area of the Joss'alun optioned by Copper Ridge from Tenajon Resources Corp.

5. Full Description of Material Change

Imperial Metals Corporation has optioned claims covering the Joss'alun high grade copper showing from Copper Ridge Explorations Inc., together with other claims in the area of the Joss'alun optioned by Copper Ridge from Tenajon Resources Corp.

Joss'alun is a new, high grade copper discovery made by the British Columbia Geological Survey in 2002. Rock samples from the showing returned values as high as 10.15% copper. Mineralization is hosted in mafic submarine volcanoclastic rocks of the Cache Creek complex, which had previously not been known to host base metal occurrences in this part of British Columbia.

Under the terms of the Joss'alun option, Imperial can acquire a 100% working interest in the Joss'alun claims by paying $10,000 to Copper Ridge on signing the option agreement and issuing 100,000 of its common shares to Copper Ridge, within one year of signing. Imperial must also issue an additional 100,000 common shares to Copper Ridge after Imperial has spent $2.5 million on the claims. There are no minimum property expenditure commitments. Copper Ridge will retain a 2% Net Operating Profits Royalty. Imperial has the right to purchase all or part of this royalty at any time up to one year after a production decision has been made on the property. The purchase price for the first half of the royalty is $1 million, and is $2 million for the second half.

The option includes the right to acquire a 100% working interest in the adjoining property acquired by Copper Ridge from Tenajon Resources Corp. Imperial will be responsible for cash payments of $8,500 due to Tenajon while Copper Ridge will continue to be responsible for share issuances to Tenajon. Tenajon retains a 1% net smelter return royalty on the adjoining claims. This royalty can be bought down to 0.5% for $250,000. Terms of the agreement are subject to regulatory and board approval.

The Joss'Alun and adjoining claims are an important addition to Imperial's Nak property claims which were staked by Imperial in 2002 to cover the on strike extension of favorable stratigraphy hosting the high grade copper mineralization discovered on the Joss'alun claims.

The claim package is located approximately 75 kilometres southeast of Atlin in northwest British Columbia. Imperial is currently conducting a field program of mapping and geophysics, to be followed by drilling if warranted.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone (604) 669-8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 16th day of July, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory
(please print)